Mail Stop 3561

September 4, 2008

<u>By U.S. Mail</u>

Mr. Jorge Bravo
Chief Financial Officer
Cross Atlantic Commodities, Inc.
4581 Weston Road, Suite 273
Weston, FL 33331

>   **Re: Cross Atlantic Commodities, Inc.**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **File No. 0-51857**

Dear Mr. Bravo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief